Exhibit 99.5

November 13, 2007

To Our Shareholders:

It is my pleasure to report further progress in Minera Andes’ two key operations in Argentina, San José and Los Azules. In gold, silver and copper – the three metals Minera Andes regards as most important to its growth – new advances were made in the third quarter.

San José Optimization, Expansion Underway

Currently, our partner is working to simultaneously meet several key goals for the San José silver/gold mine in southern Argentina. The first goal is to refine mine operations to reach the production level of 750 processed tonnes-per-day, and the second goal is to double San José’s silver and gold production by the end of 2008 and third expand the mineral reserves and resources through exploration and development at the mine.

San José completed a three-month “commissioning” phase at the end of September and we anticipate mining and crushing plant operations reached their specified levels in the fourth quarter of this year. The main focus now is the processing plant, where the gold and silver is separated from the waste rock. Although some gold and silver was produced from the plant (182,000 oz. silver and about 3,300 oz gold, of which Minera Andes receives 49 percent of the value), we anticipate full production for the mining by the end of 2007 and we estimate full capacity for the mine processing complex in the first half of 2008.

Doubling production by year-end 2008 would essentially mean doubling the current planned annual production average of 3.2 million ounces of silver, and 61,000 ounces of gold. The value of 49 percent of the production would accrue to Minera Andes. Engineering for process plant expansion is underway.

In September of 2007 a new NI- 43-101 Technical Report was completed at the San José mine. The results from the report indicate that the 2006 core drilling program (128 holes totaling 22,047 meters) on the Kospi vein at San José increased silver and gold resources by 62%.

To support increased production and add to the San José mine’s life, a 38,000 meter exploration program (145 holes) has been underway in 2007. Some 28 holes have been reported, with additional high-grade mineralization encountered. The mineralized zone along the Frea vein – which forms about half of the mine’s reserve base – was extended 500 meters, an 87 percent increase in the vein’s known strike length. Most of the drilling for more mineralization will occur in the immediate mine area, with some outlying areas also tested.

We look forward to reporting our ongoing progress in Argentina.

Cordially,

MINERA ANDES INC.

/s/ Allen V. Ambrose
Allen V. Ambrose
President

111 East Magnesium Road, Suite A • Spokane, Washington 99208 • Phone: (509) 921-7322 • Fax: (509) 921-7325